

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via E-mail</u>
Canadian Imperial Bank of Commerce
Kevin Glass
Senior Executive Vice President
and Chief Financial Officer
Commerce Court
Toronto, Ontario, Canada M5L 1A2

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 6, 2010**
> **Forms 6-K**
> **Filed May 26, 2011 and July 29, 2011**
> **File No. 1-14678**

Dear Mr. Glass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Kevin Glass
Canadian Imperial Bank of Commerce
August 30, 2011
Page 2

<u>Form 40-F filed December 6, 2010</u>
<u>Exhibit B.3(b) - Audited annual financial statements for the year ended October 31, 2010</u>
<u>Note 6 Securitizations and Variable Interest Entities, page 133</u>

1.   We note here that you securitize insured residential mortgage loans through the creation
        of MBS under the Canadian Mortgage Bond program. Please address the following:

   •   For your residential mortgage loans, tell us and revise your future filings to disclose
        whether you or the borrower is required to obtain mortgage loan insurance. If the
        response depends on the terms of the loan then clearly state this and discuss the key
        terms that drive mortgage insurance like the loan to value ratio.

   •   Explain to us the insurance claims process for both your residential mortgage loans
        held and those securitized under the Canadian Mortgage Bond program. In addition,
        tell us and revise to disclose in future filings where applicable if any of the mortgage
        insurance policies provide less than 100% protection against credit losses.

   •   Tell us and revise to disclose in future filings whether, as an issuer and servicer of
        these loans, you have to cover any shortfall in the amount collected from the
        mortgagor, and if so, are these amounts fully reimbursed by the government or
        government agency that guarantees the securities or the insurer of the mortgage loan.

   •   Tell us and disclose in future filings if you have incurred losses on the residential
        mortgage loans securitized due to legal action on the default of the mortgage and the
        amount of losses incurred in year ended October 31, 2010.

2.   We note your disclosure on page 133 that you securitize residential mortgage loans and
        you sell these securities. In addition, we note that you retain the responsibility for
        servicing the mortgages and you had a servicing liability of C$126 million at October 31,
        2010. In an effort to provide clear and transparent disclosures on your securitization of
        loans and related servicing rights, please tell us and consider revising your disclosures in
        future filings to discuss how you determine the prepayment rate assumption for your
        valuation of the retained interest in the securitization structure. Also, for the
        securitization that had a 15% prepayment rate assumption, please tell us the total amount
        of loans securitized and the value of the retained interest and provide a description of the
        terms of the underlying residential mortgage loans.

<u>Note 8 Goodwill, Software and Other Intangible Assets, page 137</u>

3.   We note from your goodwill rollforward on page 137 that you have C$43 million of
        goodwill allocated to the Corporate and Other reporting unit. We note also your

description of the Corporate and Other segment in Note 28. In addition, we note your disclosure on page 90 within MD&A that Wealth Management and FirstCaribbean is a separate reporting unit for goodwill impairment test. Please tell us and consider revising future filings to present the goodwill rollforward at the same level that the impairment test is performed at, reporting unit, instead of the segment level.

Note 28 Segmented and Geographic Information, page 166

4.   We note your disclosure beginning here regarding the recent changes in your segment allocations as well as the changes made in the first quarter of fiscal 2011. For purposes of providing greater transparency for the reader, please revise your future filings to more clearly disclose how both the specific and general allowance for loan losses as well as provision for credit losses are allocated to the segments.

Note 30 Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles, page 169

5.   We also note your disclosure that you believe the outcome of any legal proceedings, individually or in the aggregate, would not have a material adverse effect on your consolidated financial position, but could be material to your operating results. Please tell us and revise the appropriate section of your future filings to provide the disclosures required by ASC 450. As part of such disclosure, clearly disclose the range of reasonably possible loss in excess of amounts accrued or confirm in your disclosure that such amounts are not estimable.

Income Taxes, page 171

6.   We note your disclosure on page 159 that if all foreign subsidiaries' retained earnings were distributed to the Canadian parent as dividends that you would have a tax payable of C$231 million. We note that during the past three fiscal years you had capital repatriation activities. Also, we note your disclosure in Note 30 that the application of ASC 740 did not result in an adjustment to your Canadian GAAP financial statements. Please explain to us how you considered the guidance in ASC 740-30-25-2 related to undistributed earnings of a subsidiary in your U.S. GAAP reconciliation.

7.   We note your disclosure on page 160 that you have recognized an accounting tax benefit related to the 2005 Enron settlement payments and related legal expenses. In addition, we note that after several attempts to repeal the disallowance of these deductions you have been unsuccessful and are now proceeding to litigation. Please address the following:

- Tell us and consider revising your future filings to disclose the amount of tax benefit you have recognized to date related to the Enron settlement payments and legal expenses for Canadian GAAP purposes.

- We note your disclosure on page 172 that the application of ASC 740 did not result in any adjustment to your Canadian GAAP financial statements. Please tell us how you considered ASC 740-10-25 and the definition of more-likely-than-not in your initial recognition of the tax benefit referred to on page 160 in determining that no adjustment was warranted.

- Tell us how you considered the guidance in ASC 740-10-35 upon receipt of the replies from the Department of Justice which confirmed Canada Revenue Agency's reassessments.

Accounting for non-controlling interests, page 176

8.   We note your disclosure here that the adoption of ASC 810 (SFAS 160) resulted in C$168 million of non-controlling interests being reclassified from liabilities to shareholders' equity. In addition, we note your discussion of the presentation of non-controlling interests in the statement of operations, but we were unable to locate this presentation in the condensed consolidated statement of operations on page 170. Please tell us how you complied with the presentation guidance in ASC 810-10-45-16.

Disclosures about post-retirement benefit plan assets, page 177

9.   We note your disclosure on page 177 that the majority of the post-retirement benefit plan disclosures required by ASC 715-20-50 were presented in Note 22. In addition, we note the disclosures in Note 22 including the discussion of the investment policy. Please revise future filings either here or in Note 22 to include the following disclosures required by ASC 715-20-50-1(d):

- In greater detail discuss how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

- The inputs and valuation techniques used to measure the fair value of plan assets; and

- Significant concentrations of risk within plan assets and a narrative description of investment policies and strategies, including investment goals, risk management practices, permitted and prohibited investments including the use of derivatives, diversification, and the relationship between plan assets and benefit obligations.

Exhibit B.3(c) - Management's discussion and analysis excerpted from pages 31-103 of CIBC's 2010 Annual Report
Basel II Capital Accord and recent revisions to regulatory capital requirements, page 59

10.   We note your disclosure here that you are working on enhancements to your market Value-at-Risk (VaR) models due to new regulatory requirements. We note your disclosure on page 78 that your daily trading losses did not exceed your 99% one-day VaR. Also, we note in your Report to Shareholders filed as exhibits to the Forms 6-K filed on February 24, 2011 and May 26, 2011 that your trading losses did not exceed VaR for both the first and second quarters of 2011. Please address the following:

- Given that from a statistical standpoint, using a 99% confidence level you would expect for your trading losses to exceed your VaR one out of every hundred days or roughly three times per year, tell us why you believe your trading losses have not exceeded your VaR since November 20, 2008.

- Explain to us and disclose in future filings how you determined your VaR model is still statistically appropriate in light of the fact that your trading losses have not exceeded your VaR since November 20, 2008.

- Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2010 and first half of 2011.

- Tell us and disclose a more detailed discussion of the enhancements you are making to your VaR model due to the Basel II market risk framework.

Total loans and acceptances, page 75

11.   In future filings please provide an expanded discussion of your lending criteria for each type of loan. For example, for each of your loan categories you should disclose loan-to-value requirements, required credit scores, whether loans are issued a fixed or variable rates, and documentation requirements. If you issue both primary and second lien loans, these should be shown separately. If you issue second lien loans, we may have additional comments.

Allowance for credit losses, page 76

12.   We note your disclosure on page 76 that you had a refinement in how you calculate your general allowance. Please tell us and revise future filings to include a detailed discussion of the specific changes you made to your loan loss methodology, including how those changes impacted the timing and amount of your charge-offs and recording of the provision for credit losses.

Form 6-K Filed on May 26, 2011
Exhibit 99.1 Report To Shareholders for the Second Quarter, 2011
Non-GAAP Measures, page 9

13.   We note your disclosure here of "cash net income applicable to common shares" and "cash basic and diluted earnings per share." In addition, we note from your disclosure on page 42 of your 2010 Annual Report that you believe these measures permit uniform measurement, which enable users of your financial information to make comparisons more readily. Please tell us and revise your future filings to include a more detailed discussion of the reasons why you believe the disclosure of these measures provides useful information to investors regarding your liquidity or results of operations. In your response, specify whether you use these financial measures as measures of liquidity or of performance. Also, revise to identify the various inherent limitations of the usefulness of these measures and discuss how you considered those limitations in your use of the measures. Alternatively, confirm you will not use these measures in future filings.

Structured Credit Run-Off Business & Other Selected Activities, page 15

14.   We note your discussion of the structured credit run-off business and other selected activities like the businesses you exited here and that you disclose the fluctuation of net income (loss) for the periods presented for these businesses. In addition, we note from the disclosure on page 12 that the structured credit run-off business is included in your Wholesale Banking segment and has significantly impacted the results of the reportable segment. Please tell us how you considered the guidance in ASC 280, specifically the definition of an operating segment, in your decision to not present the structured credit run-off business and other exited businesses as a separate segment at October 31, 2010 and April 30, 2011 under U.S. GAAP. In an effort to provide clear disclosure on the impact that the structured credit run-off business has on your results of operations and the performance of this business year over year, please consider revising future filings to disclose here the revenue, provision for credit losses, non-interest expense, income tax expense, net income, and total assets for the structured credit run-off business.

Exposure to certain countries and regions, page 22

15.   Refer to your disclosure here that you have no direct sovereign exposure to Greece, Ireland, Italy, Portugal, and Spain, but that you do have direct non-sovereign exposure to borrowers within the above countries except Greece and Portugal. In addition, you disclose you have indirect exposure through CLO securities to these European countries. Please tell us and revise your future filings to disclose the quantitative exposure (both direct and indirect) by country to financial institutions and corporations domiciled in

those five countries. As such, please address the following:

- Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses, etc.;

- Discuss any hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

- Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

- Please clarify if you have any credit derivatives purchased or sold related to these countries, and if so, how they are included in your gross and net amounts of exposure.

Form 6-K filed on July 29, 2011
Exhibit 99.1 Item 5 of Form F-3 Filed with the Securities and Exchange Commission Pursuant to the Securities Exchange Act of 1934
Additional Notes to the Interim Consolidated Financial Statements (Unaudited), page 4
Accounting for transfers of financial assets and repurchase financing transactions, page 6

16.   We note your disclosures beginning on page seven that discuss the various VIEs you assessed for consolidation under ASC 810 (SFAS 167) during the period. In addition, we note your disclosures in Note 5 of your Canadian Financial Statements for the six-months ended April 30, 2011. Please tell us and revise your future filings to disclose more clearly which VIEs are consolidated under U.S. GAAP, but not under Canadian GAAP and vice versa.

17.   We note your disclosure on page eight that you deconsolidated certain structured vehicles that were previously consolidated in accordance with FIN 46(R). In addition, we note the disclosure on page seven that the adoption of ASC 810 (SFAS 167) reduced your opening retained earnings by C$127 million, net of taxes and increased your total assets by C$3 billion. Please address the following:

- Tell us whether the impact on your financial statements upon adoption was the gross impact from VIEs now consolidated or the net impact as it included both the consolidated and deconsolidated amounts. Revise your disclosure in future filings to present the gross impact to your financial statements for both VIEs now consolidated and those deconsolidated.

- Tell us and revise to disclose in future filings the primary factors that caused the deconsolidation of certain structured vehicles and provide the impact the deconsolidation had on your U.S. GAAP financial statements. In your response, discuss the factors and impact deconsolidation had separately for structured vehicle(s) with different risk and reward characteristics from the other structures. Refer to ASC 810-10-50-5A.

- Please revise your non-consolidated VIEs table on page nine in future filings to disaggregate your structured vehicles column similar to the presentation on page 43 in your Canadian Financial Statements (i.e. CIBC-structured CDO vehicles, Third-party structured vehicles run-off, etc).

Disclosures about the credit quality of financing receivables and the allowance for credit losses, page 10

18.   We note your disclosure here that ASU 2010-20 became effective for you on November 1, 2010. Please address the following related to your ASU 2010-20 disclosures either here or in your Canadian GAAP Financial Statement disclosures in future filings:

- Describe in greater detail your policy for charging off uncollectible financing receivables by loan portfolio segment as required by ASC 310-10-50-11B(b). In your response discuss the specific factors you consider in your determination when to charge-off a loan.

- Provide us and revise to disclose a breakdown of the loan portfolio separately identifying both segment and class.

- Disclose the amount of any purchases, sales or reclassifications of loans to held for sale during the period (310-10-50-11B(e) and (f)).

- Disclose in future filings a detailed discussion of your policy for determining past due or delinquency status (310-10-50-6(e)). For example, disclose if there is a grace period before you would consider a payment past due.

- Revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements or here as opposed to your MD&A.

19.   We were unable to locate your discussion of the risk characteristics of each portfolio segment here, in your Form 6-K filed May 26, 2011, or in your Form 40-F. Please tell us where these disclosures are located or revise future filings to include the discussion by

portfolio segment. Refer to ASC 310-10-50-11B(a)(2)).

20.   We note from your disclosures beginning on page 10 that all ASU 2010-20 tables were
        presented by the following loan categories: residential mortgages, personal, credit card,
        and business and government. ASU 2010-20 clearly defines the level that the disclosures
        should be presented, either by portfolio segment or class of financing receivables. Given
        that all the disclosures were provided at the same level we were unable to determine
        whether these categories represent your portfolio segments or your classes of financing
        receivables as defined in ASC 31-10-20. Also, we note disclosures that refer to your
        home equity lines of credit lending and your classification of the retained interests in
        credit card receivables securitization within the business and government loan portfolio
        instead of the credit card portfolio. Please revise your disclosures in future filings to
        provide a discussion of your portfolio segments and classes of financing receivables. In
        your response specifically state which portfolio segment and class of financing receivable
        the above noted loans are classified within and support for that classification. Last, as
        needed revise your ASU 2010-20 disclosures in future filings to present the applicable
        disclosures by class of financing receivables.

21.   We note from your allowance for credit losses tabular disclosures on page 11 that you
        wrote-off loans only to the specific allowance and none to the general allowance though
        you record a provision for credit losses to the both. In addition, we note your disclosure
        in your Form 40-F that generally loans that are contractually 90 days in arrears, except
        for credit card balances and loans guaranteed or insured by the Canadian government or a
        Canadian government agency, are classified as impaired. In an effort to provide clear and
        transparent disclosures, please tell us and revise future filings to discuss in detail the
        relationship between the specific and general allowance and why there were no write-offs
        to the general allowance in the past two fiscal years. In particular, please address how the
        impaired loan policy affects your specific allowance. Specifically address the fact that all
        write-offs of credit cards are against the specific allowance even though you also disclose
        that no specific allowance is maintained for credit cards loans as you maintain only a
        general allowance for credit card loans.

Impaired Loans, page 11

22.   We note your impaired loans tabular disclosure and footnotes here. In addition, we note
        footnote two to the table that tells us how to calculate the unpaid principal balance for the
        impaired loans in the aggregate and footnote five that provides the interest income
        recognized on impaired loans in the aggregate. Please provide the following ASC 310-
        10-50-15 disclosures in future filings by class of financing receivables:

- The unpaid principal balance of the impaired loans for the current period and comparable period;

- The average recorded investment during the period in impaired loans;

- The amount of interest income recognized on impaired loans during the period including the portion that was recognized using a cash-basis method of accounting; and

- Separately disclose the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 from the amount of impaired loans with no related allowance for credit losses.

Information about credit quality of loans, page 11

23. We note your disclosure beginning on page 11 and the disclosures on pages 71 to 73 of MD&A – Management of Risk in your Form 40-F. Also, we note that the totals of the risk-rated portfolios and retained portfolios on page 12 are greater than gross loans and are not presented by class of financing receivables. Please revise future filings to provide only the recorded investment in financing receivables by class and credit quality indicator here. In addition, provide clear qualitative information on how the risk ratings relate to the likelihood of loss for each rating system including the standardized approach. Refer to ASC 310-10-50-29 and 30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Glass
Canadian Imperial Bank of Commerce
August 30, 2011
Page 11

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director